UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 8

Health Grades, Inc.

(Name of Subject Company)

Health Grades, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

42218Q102
(CUSIP Number of Class of Securities)

Allen Dodge
Executive Vice President and Chief Financial Officer
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Peter D. Lyons, Esq.
Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

Douglas R. Wright, Esq.
Jason Day, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203
(303) 607-3500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Health Grades, Inc., a Delaware corporation (“Health Grades”), with the Securities and Exchange Commission (the “SEC”) on August 10, 2010, as amended by Amendment No. 1 thereto filed by Health Grades with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Health Grades with the SEC on August 18, 2010, Amendment No. 3 thereto filed by Health Grades with the SEC on August 23, 2010, Amendment No. 4 thereto filed by Health Grades with the SEC on August 26, 2010, Amendment No. 5 thereto filed by Health Grades with the SEC on August 30, 2010, Amendment No. 6 thereto filed by Health Grades with the SEC on September 7, 2010, and Amendment No. 7 thereto filed by Health Grades with the SEC on September 10, 2010 (the “Schedule 14D-9”), relating to the cash tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of Health Grades’ common stock, par value $0.001 per share (the “Shares”), at a purchase price of $8.20 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the “Offer Price”).  The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on August 10, 2010, as amended by Amendment No. 1 thereto filed by Purchaser and Parent with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Purchaser and Parent with the SEC on August 18, 2010, Amendment No. 3 thereto filed by Purchaser and Parent with the SEC on August 23, 2010, Amendment No. 4 thereto filed by Purchaser and Parent with the SEC on August 26, 2010, Amendment No. 5 thereto filed by Purchaser and Parent with the SEC on August 30, 2010, Amendment No. 6 thereto filed by Purchaser and Parent with the SEC on September 2, 2010, Amendment No. 7 thereto filed by Purchaser and Parent with the SEC on September 7, 2010, Amendment No. 8 thereto filed by Purchaser and Parent with the SEC on September 8, 2010, and Amendment No. 9 thereto filed by Purchaser and Parent with the SEC on September 10, 2010 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is subject to the terms and conditions set forth in the Offer to Purchase dated August 10, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 8 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.           Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph immediately following the first paragraph under the section entitled “Tender Offer and Merger”:

On September 16, 2010, Vestar and Health Grades announced that, pursuant to the terms of the Memorandum (as defined below), the initial expiration of the Offer has been extended to 9:00 AM, New York City time, on October 7, 2010.  The Offer may be further extended pursuant to the terms and conditions of the Merger Agreement.  A copy of the press releases issued by Health Grades is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.

Item 3.           Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph immediately following the second paragraph under the section entitled “Arrangements among Health Grades, Purchaser and Parent — Merger Agreement”:

On September 15, 2010, pursuant to the terms of the Memorandum, Health Grades, Parent, Purchaser and Mountain Acquisition Holdings, LLC entered into Amendment No. 3 to Agreement and Plan of Merger (“Amendment No. 3”), which provides for (i) the creation of an independent committee of the Board (“Independent Committee”) to review, consider, recommend, negotiate and approve any Acquisition Proposal (as defined in the Merger Agreement) received during the pendency of the Offer; (ii) the extension of the initial expiration of the Offer to 9:00 AM, New York City time, on October 7, 2010, which may be extended for 10 business days if Health Grades delivers written notice to Parent prior to 12:01 a.m., New York City time, on October

7, 2010 that it has validly received and is considering, in each case in accordance with Section 7.6 of the Merger Agreement, an Acquisition Proposal (with each reference in the definition thereof to “15%” replaced with “50.1%”) that the Board or the Independent Committee shall have determined in good faith constitutes, or is reasonably likely to result in, a Superior Proposal; (iii) the modification of the Minimum Condition (as defined in the Merger Agreement) to include a requirement that a majority of all outstanding Shares not subject to Support Agreements be validly tendered and not withdrawn; (iv) the reduction, from $9,550,000 to $7,346,000, of the termination fee which may be required to be paid by Health Grades to an affiliate of Parent in the event the Merger Agreement is terminated under certain circumstances; and (v) the reduction from five business days to three business days for written notice to be provided to Parent before Health Grades may enter into a Superior Proposal (as defined in the Merger Agreement).  The foregoing description of Amendment No. 3 is qualified in its entirety by reference to Amendment No. 3, which is filed as Exhibit (e)(17) hereto and is incorporated herein by reference.

Any and all references to the term “Merger Agreement” in the Schedule 14D-9 and the other documents distributed to the Health Grades stockholders in connection with the Schedule 14D-9 shall be deemed to be references to the Merger Agreement after giving effect to Amendment No. 3.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of the section entitled “Arrangements with Current Executive Officers and Directors of Health Grades — Support Agreements”:

On September 15, 2010, pursuant to the terms of the Memorandum, each Stockholder entered into an Amendment No. 1 to Tender and Support Agreement (“Support Agreement Amendment”) with Parent, Purchaser and Health Grades, pursuant to which such Stockholder agrees to enter into an agreement comparable to such Stockholder’s Support Agreement with respect to any transaction that the Independent Committee determines is a Superior Proposal (as defined in the Merger Agreement) and with respect to which Health Grades enters into a definitive agreement after terminating the Merger Agreement.  The foregoing description of the Support Agreement Amendments is qualified in its entirety by reference to the form of Support Agreement Amendment, which is filed as Exhibit (e)(18) hereto and is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information to the table under Item 6:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
David Hicks	08/17/2010	Charitable contribution	75,000	N/A
Kerry Hicks	08/24/2010	Charitable contribution	60,000	N/A

Item 8.           Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the seventh paragraph under the caption entitled “Litigation.”

On September 15, 2010, counsel for the parties in the actions pending in the Delaware Court of Chancery (the “Court”) captioned Peter P. Weigard v. Hicks, et al., C.A. No. 5732-VCS, and Tove Forgo v. Health Grades, Inc., et al., C.A. No. 5716-VCS (together, the “Cases”) entered into a Memorandum of Understanding (together with the appendices thereto, the “Memorandum”) that sets forth the principal terms of a settlement of the Cases, which would include the dismissal with prejudice of all claims against all of the defendants, including Health Grades, its directors and certain officers named as defendants, Parent, Purchaser, Mountain Acquisition Holdings, LLC (“Holdings”), and Vestar.  The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the Merger and final approval of the proposed settlement by the Court.  Pursuant to the terms of the Memorandum, Health Grades, Parent and Purchaser agreed to the extension of the Offer and certain other modifications to the Merger Agreement and the Support Agreements with certain Health Grades executives.  The Memorandum sets forth the terms of the proposed settlement and is filed as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.  None of Health Grades, Parent, Purchaser, Holdings, Vestar or any of the other defendants has admitted wrongdoing of any kind, including but not limited to inadequacies of any disclosure, the materiality of any disclosure that plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing.  In addition, the parties agreed to present to the Court a Stipulation of Settlement (the “Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the Court of the settlement on behalf of a class of shareholders and the dismissal of the Cases.  The Stipulation of Settlement will include a release of all claims asserted in the Cases against all defendants and their affiliates and agents held by the plaintiffs and class members.  Health Grades anticipates that plaintiffs will petition the Court for an award of attorneys’ fees and expenses.  Health Grades (or its successors or insurer) will pay such an award in an amount approved by the Court.  These attorneys’ fees and expenses will not be deducted from the Offer consideration. If the settlement is not approved or other conditions are not satisfied, Health Grades, Parent, Purchaser, Holdings, Vestar and the other defendants will continue to vigorously defend these actions.

The foregoing description of the Memorandum is qualified in its entirety by reference to the Memorandum, which is filed as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.

Item 9.           Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Document
(a)(5)(H)

Press Release of Health Grades, Inc. dated September 16, 2010 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).

(a)(5)(I)

Memorandum of Understanding, dated as of September 15, 2010, among the parties in the actions pending in the Delaware Court of Chancery captioned Peter P. Weigard v. Hicks, et al., C.A. No. 5732-VCS, and Tove Forgo v. Health Grades, Inc., et al., C.A. No. 5716-VCS (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).

(e)(17)

Amendment No. 3 to Agreement and Plan of Merger among Health Grades, Inc., Mountain Acquisition Corp., Mountain Merger Sub Corp., and Mountain Acquisition Holdings, LLC, dated as of September 15, 2010 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).

(e)(18)

Form of Amendment No. 1 to Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allen Dodge
Name:	Allen Dodge
Title:	Executive Vice President and Chief Financial Officer

Dated: September 15, 2010